Exhibit (a)(1)(v)

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Welcome to the Scientific Games Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units. I will be reading from a script that has been filed with the Securities and Exchange Commission (SEC) during this discussion. This is to ensure that the same information is supplied to all eligible employees. Questions are welcome at designated points in the presentation. However, if a question is asked that requires information that has not been previously filed with the SEC, I may have to refer you to an answer that has been filed that may not completely answer your question. Scientific Games will then have to consider whether to file additional information with the SEC to fully answer the question. This presentation will help you learn what the Stock Option Exchange Offer is and how it works. Based on this information you can evaluate your eligible options and choose whether to participate. Although non-employee directors of Scientific Games are also eligible to participate, this presentation is intended only for our employees. 2

Remember, when you are ready to make your decision, you can go to the Stock Option Exchange website at www.sgmsoptionexchange.com. To log on to the site, use your company email address as your user ID and your employee ID as your password. You will be prompted to change the password after you log on the first time. 3

For Scientific Games to be successful, we believe employees need to think like shareholders. Scientific Games’ equity program is designed to link the personal interest of employees with the interests of shareholders, and provide a way for employees to share in the long-term growth of the company. 4

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Before we get to the mechanics of the Exchange Offer, let’s review some basics about stock options and restricted stock units, or RSUs. A stock option is the right to buy a fixed number of shares of Scientific Games common stock for a fixed price – called the exercise price – for a fixed period of time. Once a stock option vests, you can exercise the vested portion at any time until the option expires. Exercising an option means you buy the stock at the exercise price set on the date of grant of the option. If the market price of our stock is greater than the exercise price when you exercise and you sell the shares, you realize the increase in value (after any taxes and fees). However, when our stock price is less than the exercise price, the stock option has no intrinsic value that you could realize by exercising it – it is considered to be underwater, which is what many of our stock options are today. A Restricted Stock Unit, or RSU, is the right to receive a full share of our stock on a specified future date. However, that right is “restricted” until the RSU becomes vested and the restrictions against sale or transfer lapse. Once an RSU vests, a share of our stock is issued to you. You can either keep the share as an investment or sell it. One advantage to RSUs is that they have a value equal to the current market price of our stock. Even if that stock price goes down in the future, you should be able to realize value when the award vests. 6

The drop in Scientific Games’ stock price has resulted in many stock options being “underwater” – meaning that the exercise prices of these stock options are higher than the current trading price of our stock. 7

For example, the per share exercise price for the February 2008 stock option grant was $21.27. For this grant to have value that you can realize, Scientific Games’ per share stock price needs to increase above $21.27. But as of July 15, 2011, Scientific Games’ stock price was $9.86. So at that date this grant was more than $11 underwater. 8

We offer stock-based awards to reward you for your contributions to Scientific Games’ long-term success. However, when stock options are significantly underwater, they are not effective in meeting this goal. The company has recorded significant accounting expense for these underwater stock options, so our earnings were lower for a compensation element that no longer helps us meet our goals. Issuing RSUs in exchange for underwater options should not result in any new accounting expense, so the exchange which improves your incentive and promotes long-term service is in effect already paid for. Finally, these underwater options used shares authorized by our shareholders for grant under our equity plan. It is to the company’s and shareholders’ advantage to reclaim some of these shares. The shares will return to the equity plan and be available for future grants, so shareholders do not have to authorize additional shares to align employees’ interests to shareholder interests in the near term. We are offering a one-time stock option exchange program to give you an opportunity to realize value from your eligible underwater stock options at the current market price. Through the program, you can choose to exchange all or none of your eligible underwater stock options. If you participate in the exchange, you’ll receive a smaller number of RSUs. The choice to participate in this program is yours. But the opportunity has a limited timeframe. The offering period opens on July 19 and closes at 11:59 PM Eastern Daylight Time on August 15. 9

Here’s how the stock option exchange program actually works. First, both you and your stock option awards must meet certain eligibility criteria. In order for you to be eligible to participate in the stock option exchange, you must be an active employee of Scientific Games located in an eligible country. And, you must remain employed by Scientific Games through the closing date of the exchange offering period period. We believe that all countries in which employees hold eligible options can be included in the stock option exchange program. In order for your stock option awards to be eligible for exchange, they must have been granted before July 19, 2010 and have a per share exercise price greater than $11.99. Any options that were granted less than a year before the beginning of the option exchange offer, or any options with an exercise price less than or equal to $11.99, will not be eligible for exchange. 10

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New RSUs will be unvested. 12

If you are eligible and decide to exchange all your eligible stock options, your newly issued RSUs will be unvested, even if the eligible options you exchanged were completely vested. The new RSUs will have a vesting period of at least one year, beginning after the exchange offer closes on August 15, 2011. For stock options that have vested or will vest within one year after August 16, 2011, the new RSUs will vest on August 16, 2012. If you exchange stock options that vest after August 16, 2012, they will be replaced by RSUs with the same vesting date as the surrendered stock options. Why the extra vesting for RSUs? Well, remember, one of the goals is to reward employees for long-term service and long-term success. The vesting schedule promotes this goal. One further note: We refer to August 16 because the exchange offer is scheduled to end on August 15 and we expect the new RSUs to then be granted the next day. It is possible that the offer period could be extended, in which case the grant date for new RSUs is expected to be the day after the extended offer period ends. The grant date could be delayed for other reasons as well. In any case, the earliest vesting date would be the first anniversary of the date the new RSUs are granted. 13

You’ve heard that it’s not a one-for-one exchange of stock options for RSUs. The exact number of RSUs you’ll receive for your exchanged stock options is calculated on a grant-by-grant basis and depends on the exchange ratios that have been established for your eligible options. 14

For example, say you plan to exchange 1,500 stock options and the ratio of stock options to RSUs for this grant is 11 to 1. That means you will receive one RSU for every 11 stock options exchanged. As a result, in this example, the number of RSUs you will receive is 1,500 divided by 11, which equals 136.36 RSUs. If the calculation results in a fractional share, the number of replacement RSUs awarded is rounded down to the next whole share for each vesting tranche of eligible options with a different vesting date, except that options that have previously vested are grouped together for purposes of rounding. Each option grant that has a different grant date and exercise price will have a different exchange ratio. Since this is an “all-or-none” exchange offer, you have to tender all of your eligible options if you want to participate. You won’t have to make these calculations yourself. Throughout the exchange period, you will be able to see on the Stock Option Exchange website the information you will need to know which of your option grants are eligible for exchange, the exchange ratio that applies to each eligible grant, the actual number of RSUs you will receive in exchange for your eligible options, and the vesting schedule of the replacement RSUs. 15

Remember, when you are ready to make your decision, you can go to the Stock Option Exchange website at www.sgmsoptionexchange.com. To log on to the site, use your company email address as your user ID and your employee ID as your password. To log in the first time, you will need your Scientific Games email address, your birthday and your employee ID. U.S. employees can get your employee ID from your paycheck stub. Employees outside the U.S. will receive an email on July 19th containing your employee ID. 16

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You’ve heard why Scientific Games is offering this voluntary stock option exchange offer and how the offer works. But how do you decide whether participating is right for you? To start, it’s important to review all of the materials provided to you about the exchange offer, including the material on the Stock Option Exchange website. You may want to speak with a professional advisor, like a tax expert or financial planner, about what makes sense for you and your personal situation. First, RSUs have value that you can realize whether Scientific Games’ stock price goes up or down in the future. The value of an RSU equals the market value of a share, so it varies with changes in the market price, but will have a positive value as long as our shares have any market value. However, if Scientific Games’ stock price increases in the future, it’s possible that the options you exchange could have more economic value than the new RSUs you would get through the exchange offer. Second, the exchange is not a one-for-one exchange. You’ll receive fewer RSUs than stock options. This is why, as noted in point one, if the market price of our stock were to increase above the exercise prices of your eligible options, the aggregate realizable value of those options could exceed the value of the replacement RSUs. In this case, even though the value of your new RSUs will have increased, the number of exchanged options was greater than the number of new RSUs and so, in the aggregate, the value of the options could have exceeded the value of the RSUs. You can use the “Calculator” feature of the Stock Option Exchange Election site to calculate the hypothetical value of the new RSUs as compared to your exchanged options based on various future possible market prices of SG common stock that you input into the calculator. Third, the RSUs issued in the exchange will be subject to a new vesting schedule, which will apply even if the options you exchange were fully vested. This vesting schedule will be at least one year. In effect, this will be a longer vesting period for any option that would have vested before one year after the exchange closes. And, fourth, don’t forget to consider taxes. In general, your new RSUs will be taxed when they vest, while options are taxed when they are exercised (or even later, in some cases). But tax rules vary from country to country and vary for different types of options. So, you will want to carefully review all of the documents provided in connection with the exchange offer. 18

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This presentation provides a brief summary of the Scientific Games Stock Option Exchange Offer. The full legal terms of the Stock Option Exchange Offer are described in the Offer to Exchange, available to you online. If you have questions about the Stock Option Exchange Offer, you should refer to the Offer to Exchange. Please note that we are not making a recommendation as to whether you should participate in the Stock Option Exchange Offer. That is your decision. No Scientific Games employee or representative is permitted to advise you whether or not to participate in the Exchange Offer. You should consult professional advisors to determine what makes the most sense for you in light of your personal circumstances. Remember, when you are ready to make your decision, you can go to the Stock Option Exchange website at www.sgmsoptionexchange.com for information on your eligible options and the number of new RSUs you would receive in the exchange, for other helpful information, and to elect to participate. To log on to the site, use your company email address as your user ID and your employee ID as your password. 20